

Russel Metals

April 5, 2004

VIA SEDAR

Ontario Securities Commission
20 Queen Street West, 19th Floor
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: Russel Metals Inc. (the "Company")

The Company's Management Discussion & Analysis ("MD&A") for the year ended December 31, 2003 has been re-filed. The changes from the previously filed MD&A are as a result of a continuous disclosure review by the Ontario Securities Commission. The Commission had requested that the Company provide some additional disclosure in the liquidity section and results of operations sections of its MD&A. The Company has complied with the Commission's request and accordingly has re-filed its MD&A.

Yours very truly,

(Signed) Brian R. Hedges

BRIAN R. HEDGES
Executive Vice President
and Chief Financial Officer

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2003, including the notes thereto. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

The Management's Discussion and Analysis includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. The Company's definition of gross margins, segment operating profits, Adjusted EBITDA, coverage ratio, and inventory turns are provided in the sections where used.

Overview

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

2003 was an active year for Russel Metals highlighted by the acquisition of Acier Leroux in July. The Company reported $0.51 per common share earnings from continuing operations before other costs. The demand for steel by end users remained at similar levels to that experienced in 2002 in the service center sector on a same store basis.

The import/export operations experienced lower volumes driven by trade actions, increased domestic production capacity, the lower U.S. dollar, which made North American steel markets less attractive, and the demand for steel in the Far East, which diverted large portions of international steel movements to China.

The energy sector activity for the first six months of 2003 was strong but still not at levels expected given the high price of oil and gas. However, activity has increased in the oil country tubular goods (OCTG) area during the last six months of 2003.

In 2003, management concentration on working capital allowed the Company to report earnings in the first half of the year when many of our competitors had losses. The operations of Acier Leroux have been profitable since the acquisition in the third quarter, and the rationalization of working capital and fixed assets has generated profits and significant cash flow.

2002 was a year of contradictions in the steel sector, and was as unique as 2001, but for different reasons. Several factors contributed to the record $0.75 per common share earnings from operations before other costs of Russel Metals. The North American trade actions, coupled with the financial weakness of North American steel mills, which caused reduction in capacity, led to an unprecedented 40% price increase in flat rolled products, including plate. The supply side driven price increases were at odds with the demand side fundamentals, which remained static in 2002. The rapid price increases resulted in inventory holding gains and higher gross margin dollars per ton. In the case of Russel Metals, these higher per ton margins, despite the relatively flat demand, enabled the service center segment to generate stronger earnings than the previous year. In addition, the import/export operations experienced higher volumes and increasingly strong margins under the umbrella of the aforementioned higher steel prices.

Political uncertainty and merger and acquisition activity negatively influenced energy sector exploration and development and caused weak drilling activity in 2002, despite very strong oil and gas prices. This decline in activity led to lower revenues, gross margins and operating profits in our energy sector distribution businesses.

Strong balance sheet management resulted in lower borrowings and lower interest expense. Inventories did climb in the import/export operations during the later months of the year due to strong activity in our import/export operations. These elevated inventory levels were reduced during 2003.

Results of Operations

The following table provides a summary of revenues, segment operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) and gross margins (revenue minus cost of sales) as a percentage of revenues for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2003 Consolidated Financial Statements.

(in thousands of dollars, except percentages)	2003	2002	2001	**2003 Change as a % of 2002**	2002 Change as a % of 2001
Segment Revenues					
Service center distribution	**$ 922,778**	$ 750,878	$ 706,173	**22.9%**	6.3%
Energy sector distribution	**297,532**	289,623	360,515	**2.7%**	(19.7%)
Steel import/export	**283,579**	348,055	321,454	**(18.5%)**	8.3%
Other	**13,201**	14,719	14,367	**(10.3%)**	2.5%
	$1,517,090	$1,403,275	$1,402,509	**8.1%**	0.1%
Segment Operating Profits					
Service center distribution	**$ 37,903**	$ 31,516	$ 19,352	**20.3%**	62.9%
Energy sector distribution	**13,764**	13,612	18,406	**1.1%**	(26.0%)
Steel import/export	**13,380**	28,090	14,175	**(52.4%)**	98.2%
Other	**4,002**	5,732	6,177	**(30.2%)**	(7.2%)
Corporate expenses	**(8,018)**	(8,539)	(7,489)	**6.1%**	(14.0%)
Operating profits from continuing operations	**$ 61,031**	$ 70,411	$ 50,621	**(13.3%)**	39.1%
Segment Gross Margins as a % of Revenues					
Service center distribution	**26.4%**	26.8%	24.9%		
Energy sector distribution	**11.6%**	13.1%	13.9%		
Steel import/export	**10.8%**	14.3%	9.4%		
Total	**20.9%**	21.3%	19.0%		
Segment Operating Profits as a % of Revenues					
Service center distribution	**4.1%**	4.2%	2.7%		
Energy sector distribution	**4.6%**	4.7%	5.1%		
Steel import/export	**4.7%**	8.1%	4.4%		
Total	**4.0%**	5.0%	3.6%		

Service Center Distribution

a)   Description of operations

The Company provides processing and distribution services to a broad base of more than 18,000 end users through a network of 58 Canadian locations.   In addition, the Company has 4 U.S. locations.   The Company's network of service centers carries a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and processes and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and the Midwest region in the United States.   Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Dollard, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located near Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.   The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

On July 3, 2003, the Company completed its acquisition of Acier Leroux inc. The merger plans have proceeded at a faster pace than predicted at the acquisition date and, consequently, management is in the final stages of merging the two operations. Acier Leroux was a publicly traded company with sales of approximately $471 million for the year prior to the acquisition date. Sales from Acier Leroux's Canadian operations for such period were approximately $401 million.   The balance of the revenue was from U.S. operations, which the Company has discontinued.

The results of operations of Acier Leroux for the period from acquisition to December 31, 2003 have been consolidated in the Russel Metals service center operations.   The U.S. operations, which have been substantially closed, are reported as discontinued operations and thus are not included in the service center segment. The fourth quarter charge for discontinued operations was $0.2 million.

Acier Leroux specializes in the processing and distribution of steel products including reinforcing steel, steel bars, angles, channels, beams, tubing, pipes, plates and hot rolled sheets from service center locations mainly in Ontario, Quebec, New Brunswick and Nova Scotia.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation has been combined with the Russel Metals Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.

b)   Factors affecting results

The following is a general discussion on the significant factors affecting service center results. More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand, trade sanctions and by product availability. Product availability is affected by supply side management practised by steel producers in North America and international supply and demand which impacts steel imports. Trade sanctions are initiated either by steel mills or Governmental Agencies in North America, and less directly worldwide. Selling prices increased during the second quarter of 2002, as a result of trade tariffs in the United States increasing the price of imported steel. However, due to low demand and sufficient available mill capacity, selling prices have leveled out during the remainder of 2002 and 2003. The mills have implemented surcharges and price increases in 2004, which will result in increased selling prices and gross margins.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served The Company is most impacted by the non-automotive segments of the economy. General business activity and thus customer demand have been at low levels during the period 2001 to 2003. The U.S. operations of Williams Bahcall have been most significantly impacted by the general business conditions in the Wisconsin area. The Company does not foresee a pick up in demand in the near term.

Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by regional general economic conditions. The Company has operations in all regions of Canada and has a market share of approximately 24%. This large market share and our diverse customer base of 18,000 customers means the Company's results should mirror the performance

5

of the regional economies. Alberta has been the region most significantly impacted due to the oil and gas rig activity, which reduced revenues 14% in 2002 compared to 2001. The rig activity has increased in 2003 resulting in higher tons in the Alberta region and a revenue increase of 6.7% over 2002.

The revenue growth recorded in 2002 was primarily due to the acquisition of A. J. Forsyth, and in 2003 was primarily due to the Acier Leroux acquisition.

c)   Service center segment results – 2003 compared to 2002



Revenues for 2003 increased 22.9% due to the acquisition of Acier Leroux. Revenues from operations excluding Acier Leroux were approximately the same as 2002. The operations, excluding Acier Leroux, had tons and selling prices in 2003 that approximated the same levels as 2002. Alberta and British Columbia had higher tons due to more activity related to the oil and gas industries and a slight pickup in the pulp and paper industry in British Columbia. Ontario flat rolled operations had lower tons whereas the tons in other regions in 2003 were comparable to 2002. Our manufacturing customers in Ontario have experienced lower demands. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to be unprofitable due to generally weak customer demand in the Wisconsin region. Gross margins decreased from 26.8% in 2002 to 26.4% in 2003. The decline relates to inventory holding losses versus holding gains in 2002 in the Russel Metals operations. The Company has the centralized information systems necessary to manage change in the volatile steel sectors. Our focus is on inventory management and gross margin generation. Rising steel prices create inventory holding gains and declining prices result in inventory holding losses. The Company does not incur the expense to quantify these inventory holding gains/losses due to the complexity of our over fifty service center operations which buy and sell over 14,000 different SKU's. The Company proactively reacts to changes in market forces and this additional information would not be available on a timely basis.



Service center operating profits in 2003 increased $6.4 million or 20.3% compared to 2002. This increase is primarily a result of the acquisition of Acier Leroux partially offset by lower operating profits in certain of the remaining operations. The lower operating profits in the Russel Metals regions in 2003 excluding Acier Leroux resulted from the gross margin decline. Operating expenses for the operations excluding Acier Leroux were reduced $1.5 million in 2003.



Service Center EBIT to Sales (%)

Operating profits as a percentage of revenues in 2003 were 4.1% compared to 4.2% in 2002. In the first half of 2003, prior to the acquisition, the service center operating profits as a percentage of revenues were 3.5%. In the second half of 2003 after the acquisition, service center operating profits as a percentage of revenues improved to 4.5% due to the acquisition and improved conditions across Canada. In the second half of 2003, revenues were up 39.0% compared to the first half of 2003 as a result of the acquisition.

d)   Service center segment results – 2002 compared to 2001

Revenues for 2002 increased 6.3% due to higher selling prices and acquisitions compared to 2001. Revenue increases were most significant in the British Columbia region due to the acquisition of A. J. Forsyth in October 2001. Volume declines occurred in Alberta due to lower oil and gas activity and at our U.S. operation, Williams Bahcall, due to general lower customer demand in the Wisconsin region and customer facility closures.

The average selling price per ton was approximately 5% higher in 2002 compared to 2001. The average selling price started to increase during the second quarter of 2002, reflecting price increases implemented by the North American steel mills. The average selling price plateaued in the last half of 2002.

Gross margins improved from 24.9% for 2001 to 26.8% for 2002, mainly a result of rising selling prices during 2002, which resulted in inventory holding gains.

Service center operating profits for 2002 increased by 62.9% compared to 2001. This increase is a result of selling price increases and corresponding higher gross margins, and the acquisition of A. J. Forsyth. Operating expenses for 2002 were $13.6 million, or 8.7% higher than 2001. Approximately $10.2 million of the increase in operating costs relates to the British Columbia region due to the acquisition of A. J. Forsyth.

Operating profits as a percentage of revenues for 2002 were 4.2%, a significant improvement over 2001 at 2.7% in one of the weakest years on record for the industry.

Energy Sector Distribution

a)   Description of operations



These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)   Factors affecting results

The following is a general discussion on the factors affecting our energy sector operations.   More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.

Demand is significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada. Oil and gas pricing has been stable for the period from 2001 to 2003; however, demand was lower during 2002 due to financial consolidations and restructuring in the customer base we service. The drilling activity returned to expected levels during the second half of 2003 and is anticipated to continue in 2004.



Canadian operations can be affected by the U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars. The effect of the appreciation of the Canadian dollar on the 2003 results was negligible since this appreciation was offset by rising metal prices. The dollar was relatively constant for 2002 and 2001 and, therefore, was not a factor.

Pricing is influenced by overall demand, trade sanctions and by product availability.   Trade sanctions are initiated either by steel mills or Governmental Agencies in North America. Trade sanctions have not been a factor for pipe products in the last three years.

c)   Energy sector distribution results – 2003 compared to 2002

Energy sector revenues increased 2.7% for 2003 compared to 2002. Stable oil and gas pricing and more rig activity in 2003 compared to 2002 have resulted in some volume increases for the oil country tubular goods operations in Western Canada. Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector and is heavily involved in project business, had decreased revenue of 24.5% in 2003 compared to 2002. Comco had significant revenues from large projects during 2002 that did not continue into 2003. Comco's revenues for 2003 are comparable to 2001.

Energy sector operating profits increased by 1.1% in 2003, compared to 2002. The increase relates to higher volumes in the OCTG operations in Western Canada. The increase in volumes in the OCTG operations offset the lower volumes and profitability in our Comco operations due to lower project business.

d)   Energy sector distribution results – 2002 compared to 2001

Energy sector revenues decreased 19.7% for 2002 compared to 2001. Lower rig activity for 2002 compared to 2001 resulted in volume declines for the oil country tubular goods operations in Western Canada and the United States. Although oil pricing is comparable to 2001 levels, the consolidation of some large players and the restructuring to income trusts have impacted investment in capital and contributed to lower drilling levels in 2002.



Comco Pipe had increased revenue of 28.9% in 2002 compared to 2001. Comco Pipe's revenue is more project oriented and as such is not as dependent on drilling levels.

Energy sector operating profits declined $4.8 million, or 26.0%, in 2002 compared to 2001. The decline is related to the drop in volume in the oil country tubular goods operations, partially offset by increased operating profits at Comco Pipe due to higher volumes from large projects.

Steel Import/Export

a)   Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

b)   Factors affecting results

This section discusses the general factors affecting our import/export operations.   More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.



Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide. Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.   Mill capacity by product line in North America and international supply and demand impacts steel imports and significantly affects product availability. Higher steel prices resulting from U.S. trade actions significantly increased revenues and gross margin in 2002. Lack of product availability to import and increasing product supply from North American producers were the most significant factors reducing revenues and operating margins for 2003.

The Canadian import/export operations are affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars. The effect of the appreciation of the Canadian dollar on 2003 results was negligible since the appreciation was offset by rising metal prices as Canadian suppliers increased their prices under the umbrella created by U.S. steel producers. The U.S. dollar versus the Canadian dollar was relatively constant in 2002 compared to 2001.

c)   Steel import/export results – 2003 compared to 2002



Steel import/export revenues decreased 18.5% in 2003 compared to 2002.   Selling prices in 2003 have decreased compared to the high selling prices experienced in 2002. Lack of product availability due to high demand in the Far East, uncertainty due to Canadian trade actions, increased production by North American producers and the weaker U.S. dollar contributed to the reduced revenues and gross margins in 2003 compared to 2002. Gross margin as a percentage of revenue was 10.8% for 2003 and is a more normal level than the 14.3% reported in 2002. The high margins experienced in 2002 were directly related to U.S. trade actions, which artificially induced mill price increases on flat rolled steel. In addition in 2002, lack of product from North American suppliers, who had temporarily banked their steel-making, resulted in higher selling prices and margins for inventory on hand.



Steel import/export operating profits decreased by 52.4% in 2003 compared to 2002. Lower demand and the return to more normal margins both contributed to this decrease. The reduced revenues and gross margins resulted in operating profit as a percentage of revenue decreasing from 8.1% for 2002 to 4.7% for 2003.

d)   Steel import/export results – 2002 compared to 2001

Steel import/export revenues increased 8.3% in 2002 compared to 2001. A decline in revenue was experienced during the first quarter of 2002 compared to the first quarter of 2001, when uncertainty existed related to the resolution of the U.S. and Canadian trade rulings. The U.S. made its ruling in March 2002, while the Canadian Safeguard initiative was under review during 2002. This resulted in increased steel pricing. Revenues during the remainder of 2002 were significantly higher than 2001 due to a slight improvement in customer demand and higher selling prices.

Steel price increases initiated by North American steel mills contributed to higher selling prices resulting in a stronger gross margin of 14.3% for 2002 compared to 9.4% for 2001. The gross margin as a percentage of revenue of 14.3% for 2002 is higher than normal and declined in 2003.

Steel import/export operating profits increased 98.2% to $28.1 million for 2002 compared to 2001. The increase was mainly related to a higher gross margin. This higher gross margin resulted in operating profits as a percentage of revenues of 8.1% for 2002 compared to 4.4% for 2001.

Other – 2003 compared to 2002 and 2001

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay. Revenue in 2003 was lower than 2002 and 2001 due to decreased coal volumes. The lower volumes resulted in lower earnings from operations.

Consolidated Results – 2003 compared to 2002

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes, unusual items net of income taxes, and discontinued operations net of income taxes. Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.



**Earnings from Operations
$ millions**

(in thousands of dollars except per share data)	2003	2002	2001
Operating profits from continuing operations	$ 61,031	$ 70,411	$ 50,621
Interest expense	(22,800)	(20,324)	(23,017)
Income tax expense on above	(14,536)	(19,340)	(11,503)
Income tax rate adjustment	(900)	-	378
Earnings from continuing operations			
before other costs	22,795	30,747	16,479
Other costs			
Restructuring costs	(3,583)	(2,749)	(2,400)
Goodwill impairment	(2,410)	-	-
Foreign exchange gain (loss)	348	261	(1,383)
Debt repurchase costs	-	-	(391)
Income taxes recoverable on other costs	2,137	977	1,627
	(3,508)	(1,511)	(2,547)
Earnings before unusual items	19,287	29,236	13,932
Unusual items			
Loss on sale of business	-	-	(6,000)
Acquisition costs	-	-	(1,688)
Income taxes recoverable on unusual items	-	-	2,364
	-	-	(5,324)
Earnings from continuing operations	19,287	29,236	8,608
Net loss from discontinued operations	(788)	-	-
Net earnings	$ 18,499	$ 29,236	$ 8,608
Basic earnings per common share from			
continuing operations before other costs	$ 0.51	$ 0.75	$ 0.37
Basic earnings per common share from			
continuing operations	$ 0.43	$ 0.71	$ 0.17
Basic earnings per common share			
after discontinued operations	$ 0.41	$ 0.71	$ 0.17

Earnings from continuing operations before other costs were $22.8 million in 2003, compared to $30.7 million for 2002. A significant operating profit decline in the steel import/export segment was offset by an increase in service center operating profit due to the acquisition of Acier Leroux. Consolidated revenues for the entire Company increased by 8.1%, to $1,517.1 million, in 2003 compared to 2002. The revenue increase relates to the acquisition of Acier Leroux.

Consolidated interest expense in 2003 increased $2.5 million to $22.8 million compared to 2002. This is due to higher short-term debt outstanding related to the acquisition of Acier Leroux partially offset by lower exchange rates on U.S. denominated long-term debt in 2003 compared to 2002.

The rationalization of the duplicate Acier Leroux and Russel Metals operations in Eastern Canada has impacted Russel Metals locations. Russel Metals locations are incurring restructuring costs related to plant closures, employee severances and inventory moves. Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur. Rationalization costs related to the Leroux facilities are charged to goodwill as a part of the purchase equation. During 2003, the Company recorded a charge of $3.6 million related to restructuring at Russel Metals locations. In September 2003, the employees at the Russel Metals' Lachine, Quebec location were told that the location would be closed at the end of 2003. Employee severances and pension and benefits charges related to those employees were accrued at September 30, 2003. Employee related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003. Adjustments reducing the pension and benefit numbers accrued at September 30, 2003 were offset by costs incurred in the Ontario and Atlantic regions in the fourth quarter of 2003. The Company anticipates restructuring charges or income to be reported in subsequent quarters related to the restructuring of Atlantic, Quebec and Ontario regions of Russel Metals not completed at December 31, 2003.

In September 2002, the Company acquired the Williams Steel operation in Milwaukee, Wisconsin. Economic conditions in the Wisconsin region have resulted in significant deterioration in the Williams Bahcall customer base. As this operation continued to report losses in 2003 and does not project a significant improvement over the forecast period, the Company determined that goodwill of $2.4 million related to this acquisition was impaired. The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.

Income taxes for 2003 were $13.3 million compared to $18.4 million in 2002 due to lower earnings. The income tax expense for 2003 includes $0.9 million recorded in the fourth quarter of 2003 relating to an Ontario tax rate adjustment enacted, which reversed tax rate declines previously enacted for the years subsequent to 2003. The $0.9 million additional expense represents the difference in rates applied to future tax liabilities.

Net earnings from continuing operations for 2003 were $19.3 million compared to $29.2 million for 2002.

Net loss from discontinued operations was $0.8 million for the year. The loss relates to the U.S. operations of Acier Leroux. Russel Metals announced it would discontinue the U.S. operations of Acier Leroux at the time the Company made its offer. In October 2003, an assignment of the Company's interest in the Acier Leroux U.S. joint venture to an unrelated party was completed. All U.S. branches except Plattsburgh, New York have been closed.

Basic earnings per common share from continuing operations before other costs for 2003 were $0.51 compared to $0.75 in 2002 and after other costs were $0.43 for 2003 compared to $0.71 in 2002.

The weighted average number of common shares outstanding for 2003 was 40,021,479 compared to 38,024,034 for 2002. The increase relates to the common shares issued on the acquisition of Acier Leroux and stock options exercised in 2003. The significant increase in the Company's stock price during 2003 resulted in employees exercising stock options representing an aggregate of 1,419,567 common shares. The number of common shares outstanding at December 31, 2003 was 43,023,342.

Consolidated Results – 2002 compared to 2001

Earnings from operations were $70.4 million, an increase of 39.1% compared to 2001 at $50.6 million. This increase in operating profits for 2002 relates to higher volumes and margins in service center and import/export operations offset by lower volumes in the energy operations. Consolidated revenues for 2002 approximate revenues for 2001.

During the second quarter of 2001, the Company reported a number of items that are not representative of the Company's ongoing business and thus were disclosed separately. The loss on sale of business related to the sale of the inventory and fixed assets of Total Distributors and the acquisition costs related to the cost of due diligence and legal expense of an unsuccessful acquisition attempt. These items are referred to as unusual items.

The acquisition of Williams Steel was completed in September 2002. Similar to the acquisition of A. J. Forsyth in 2001, the Williams Steel operation was a strategic acquisition. Williams Steel had one large operation in Milwaukee, which serviced most of Wisconsin and other nearby states. The restructuring with Bahcall resulted in the closure of the Bahcall location near Milwaukee in the first quarter of 2003. The closing of this location as well as employee terminations related to eliminating duplicate functions has been estimated to cost $3.1 million, pre-tax.

The 2001 reserve, which provided for the restructuring of A. J. Forsyth with the Russel Metals operation in British Columbia, was reduced in the fourth quarter of 2002 by $392,000, pre-tax. The facility closure costs were less than originally anticipated.

During 2002, the Company recorded a foreign exchange gain of $0.3 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. The movement in the Canadian dollar against the U.S. dollar caused the gain for 2002 versus the loss for 2001.

Consolidated interest expense decreased $2.7 million to $20.3 million for 2002 compared to 2001. This decrease is due to lower borrowing levels to fund working capital and lower U.S. denominated debt in 2002 due to the purchases of US $9.4 million of the U.S. Note in September and October 2001. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes for 2002 were $18.4 million compared to $7.1 million for 2001. This dollar increase relates to higher operating earnings before tax for 2002 compared to 2001 and the unusual items recorded in 2001.

Basic earnings per share for 2002 were $0.71 compared to $0.17 for 2001. Earnings per share before other costs and unusual items were $0.75 for 2002 compared to $0.37 in 2001.

The weighted average number of common shares outstanding for 2002 was 38,024,034 compared to 37,981,501 for 2001. The increase relates to stock options exercised.

Interest Expense

The following table shows the components of interest expense.

(in thousands of dollars)	2003	2002	2001
Interest on long-term debt	$18,839	$20,550	$21,396
Other interest (income)	3,961	(226)	1,621
Total interest	$22,800	$20,324	$23,017



The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S.

denominated debt interest. The increase in other interest relates to bank indebtedness related to the acquisition of Acier Leroux.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

(in thousands of dollars)	2003	2002	2001
Earnings from continuing operations	$19,287	$29,236	$8,608
Income taxes	13,299	18,363	7,134
Interest expense-net	22,800	20,324	23,017
Earnings before interest and income taxes (EBIT)	55,386	67,923	38,759
Depreciation and amortization	16,502	15,192	14,663
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	71,888	83,115	53,422
Restructuring costs	3,583	2,749	2,400
Goodwill impairment	2,410	-	-
Foreign exchange (gain) loss	(348)	(261)	1,383
Debt repurchase costs	-	-	391
Loss on sale of business	-	-	6,000
Acquisition costs	-	-	1,688
Adjusted EBITDA	$77,533	$85,603	$65,284

Management believes that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP



Adjusted EBITDA to Interest Times

Adjusted EBITDA to Interest Expense Ratio

Russel Metals' Adjusted EBITDA to interest expense ratio for 2003 strengthened in the second half of 2003. The Company's ability to meet interest payments for the next two years remains strong.

(in thousands of dollars, except ratios)	2003	2002	2001
Adjusted EBITDA	$77,533	$85,603	$65,284
Interest expense	22,800	20,324	23,017
Adjusted EBITDA to interest expense	3.4x	4.2x	2.8x

The Adjusted EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover its financial charges, income taxes and items not considered to be in the ordinary course of business.

Accounting Policies and Estimates

a)   Change in Accounting Policies

During 2003, the Canadian Institute of Chartered Accountants issued two Emerging Issues Committee Abstracts that impacted Russel Metals in 2003. EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) apply to events occurring after March 31, 2003. Russel Metals has applied these abstracts to the restructuring steps taken subsequent to the Acier Leroux acquisition.

Effective with the Acier Leroux acquisition, the Company adopted the new Canadian accounting standard for the disposal of long-lived assets and discontinued operations. This standard has been applied to the U.S. operations of Acier Leroux.

During the fourth quarter of 2003, the Company adopted the fair value-based accounting method for stock-based compensation effective January 1, 2003 and expensed stock options issued in 2003. The amount expensed was $217,000 for 2003, which represents less than $0.01 per share.

b)   Other

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset useful lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The

Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write-downs are recorded if required.

Capital Expenditures

Capital expenditures in 2003 were $34.9 million compared to $12.8 million in 2002. During 2003, the Company expended $22.5 million on the relocation of B&T Steel related to the purchase of land, construction of a new building, a new cut-to-length line and cranes. The B&T Steel operation relocated to this facility in December 2003.

Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems.

Depreciation expense was $15.3 million in 2003 and $14.0 million in 2002. The increase in depreciation relates to the depreciation on the assets of Acier Leroux for six months. Depreciation expense will increase in 2004 due to higher fixed assets for the full year.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced over the economic cycle. As anticipated in 2002, during 2003 the Company reduced the inventory bulge that existed at December 31, 2002. Inventory in the import/export operations was $80.0 million lower at December 2003 compared to December 2002. Factors including dumping tariffs from trade actions and high demand for product in China have resulted in lower inventory levels in the import/export operations. Service center inventories were higher by $57.1 million related to the Acier Leroux branches acquired in the year. It is anticipated that an improvement in the economy would cause the working capital employed by Russel Metals to increase to support the incremental revenues.

On July 3, 2003, the Company acquired 99.52% of the outstanding Class A shares, 97.53% of the outstanding Class B shares, 86.61% of the outstanding 8% unsecured convertible debentures and 87.2% of the outstanding 7.25% unsecured convertible debentures of Acier Leroux inc. in relation to its offers. The Company issued 3,546,874 common shares of Russel Metals and paid cash pursuant to the offers. In August 2003, the Company acquired the remaining Class A and B shares and redeemed the remaining debentures.

The total consideration for the Acier Leroux acquisition including shares issued, cash paid and debt assumed was $197.6 million. This amount includes transaction costs. The total cash paid and debt assumed as a result of the acquisition was $177.6 million. The Company used bank borrowings under its credit facility to finance the cash portion. At December 31, 2003, the Company had reduced its bank indebtedness, net of cash, to $59.1 million. The Company had a net cash position, cash less bank indebtedness, of $3.9 million at December 31, 2002. The bank indebtedness, net of cash, is lower than initially projected due to significant reductions in inventory levels at the import/export operations and reduced inventory levels in the Acier Leroux operations.

During 2003, cash generated from operating activities was $41.0 million and from changes in non-cash working capital was $111.3 million. For 2002, cash generated from operating activities was $55.7 million and from changes in non-cash working capital was $(29.1) million.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations. Assets purchased as part of the Acier Leroux acquisition are also shown separately based on balances at the date of the transaction.

Reductions in inventory levels generated cash of $91.4 million in 2003. Inventory turns for 2003 remained stable with seasonal buildup in the energy sector distribution inventories during the fourth quarter of 2003 and a significant reduction in the import/export inventories during the last half of 2003.

	Quarters Ended,				
Inventory Turns	**Dec 31, 2003**	**Sep 30, 2003**	**Jun 30, 2003**	**Mar 31, 2003**	Dec 31, 2002
Service center distribution	**4.0**	**4.3**	**4.5**	**4.4**	4.2
Energy sector distribution	**3.1**	**4.1**	**3.9**	**4.2**	3.4
Steel import/export	**7.1**	**5.1**	**4.0**	**4.2**	2.7
Total	**4.1**	**4.3**	**4.2**	**4.3**	3.5

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns declined slightly due to the inventory levels at the Acier Leroux operations. The Acier Leroux operations historically had inventory turns closer to the industry average. Russel Metals management is actively reducing the inventory levels. Russel Metals' service center inventory turns can be compared with the service center industry turns estimated to be 3.9 for 2003 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute. It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which utilized cash of $12.7 million for 2003. Accounts payable in the import/export operations decreased caused by lower inventory purchases.

During 2003, the Company utilized cash of $34.9 million on capital expenditures and $13.9 million on common and preferred share dividends. During 2002, the Company utilized cash of $12.8 million on capital expenditures and $8.7 million on common and preferred share dividends. The 2003 capital expenditure included a special project for $22.5 million. Future years' capital expenditures are expected to return to previous levels.

For several years, the Company's cash flows were positively impacted by its ability to utilize income tax losses. In 2003, the Company was required to make payments related to 2002 as well as instalments for 2003. The Company made income tax payments of $7.8 million in 2003.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.



Long-Term Debt $ millions

Bank Credit Facilities

($ millions)	Russel Metals Facility	U.S. Subsidiary Facility	Total
Bank loans	$ 79.0	$ -	$ 79.0
On deposit	5.9	14.0	19.9
Net borrowings (cash)	73.1	(14.0)	59.1
Letters of credit	25.7	12.1	37.8
	$ 98.8	$ (1.9)	$ 96.9
Facility availability	$ 253.8	$ 45.2	$ 299.0

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding on the Senior Notes at December 31, 2003 was US $115.6 million, unchanged from December 31, 2002. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At December 31, 2003, the long-term debt balance was $179.4 million. See subsequent events for information on debt restructuring.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million credit facility expires on June 19, 2005. The Company may extend this facility with the consent of the banks. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At December 31, 2003, Russel Metals was entitled to borrow $253.8 million, including letters of credit under this facility. At December 31, 2003, Russel Metals had $79.0 million of borrowings and had $25.7 million in letters of credit under this facility. At December 31, 2002, Russel Metals had borrowings of $5.8 million and $8.0 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one-year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2003, these subsidiaries had no borrowings and letters of credit of US $9.4 million. At December 31, 2002, these subsidiaries had borrowings of US $11.8 million and letters of credit of US $5.6 million.

Subsequent to the year-end, the Company issued approximately $51.8 million of common equity and US$175 million 6.375% Senior Notes due in 2014. The net proceeds will be used to purchase or redeem all of the US$115.6 million 10% Senior Notes, the $30 million 8% debentures, and the Company's outstanding preferred shares of $30 million. The remaining proceeds will be used to pay down the bank facility and pay fees associated with the refinancing. As a result of the debt redemptions the Company has no principal payments until 2014 and has reduced annual interest and eliminated preferred share dividend payments by $6.7 million to approximately $18 million annually based on December 31, 2003 borrowing levels.

The metals distribution business experiences significant swings in cash flow to fund working capital. Russel Metals has one of the most working capital intensive balance sheets in the industry. Total inventory and accounts receivable represent 70% of the total assets employed by the Company. The existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases which require higher inventory and accounts receivable levels to support the higher activity levels. Based on the Company's recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels. When the demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower accounts receivable levels. This cash is used to reduce the borrowings under the bank credit facilities.

The other major funding requirement of the Company is the purchase of fixed assets, which is projected to be between $15 million and $20 million, annually.

Cash generated from operating activities before working capital changes has averaged $45.0 million over the last three years. The cash generated from operating activities combined with the available bank facilities of $202.1 million at December 31, 2003 is projected to be sufficient to fund interest obligations and fixed asset purchases with the balance available to fund working capital expansion. These available funds provide the Company with the ability to fund the working capital necessary to support up to a $500 million increase in revenues, which management feels is sufficient for any foreseeable pick-up in the economy.

The Company has made several acquisitions over the last three years and believes it can continue to grow by acquisition. Russel Metals believes it has the ability to fund these acquisitions through the utilization of the existing bank facilities and the issuance of new equity, if required. Due to the high level and quality of accounts receivable and inventory the Company could also select to finance working capital growth and acquisitions through an asset-backed facility.

Contractual Obligations

As at December 31, 2003, the Company was contractually obligated to payments under its long-term agreements and operating lease obligations that come due during the following periods. Subsequent to year end, the long-term debt was refinanced with the maturity being 2014.

(in thousands of dollars)	Long-Term Debt Maturities	Interest Obligations	Lease Obligations	Total
2004	$ -	$ 17,340	$ 8,862	$ 26,202
2005	-	17,340	8,054	25,394
2006	30,000	16,140	5,991	52,131
2007	-	14,940	4,347	19,287
2008	-	14,940	3,425	18,365
2009 and beyond	149,402	7,470	6,705	163,577
Total	$ 179,402	$ 88,170	$ 37,384	$304,956

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than the letters of credit referred to in the bank credit facilities table.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. The Company increased its quarterly common share dividend twice during 2003. In the first quarter of 2003 the dividend was increased $0.01 to $0.07 per share and in the fourth quarter of 2003 it was again increased $0.01 to $0.08 per share. During 2003, the Company paid in aggregate common share dividends of $0.29 per share resulting in a payment of $11.6 million for the year. At December 31, 2003, the Company had $13.2 million available for restricted payments such as the common share dividend.



The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses. In addition to adjustments due to net income, the ability to make restricted payments is enhanced by the proceeds on the issuance of share capital.

As at February 4, 2004, the Company had 43,023,342 common shares and 1,200,000 class II preferred shares outstanding. See subsequent events.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have strong market niches or provide mass to existing Russel Metals operations. On July 3, 2003, the Company successfully completed the Acier Leroux acquisition. The Company believed it required stronger market positions in Quebec, Ontario and the Maritime Provinces and believes the Acier Leroux acquisition provides this result.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful. The Company will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

The Company looks forward to 2004 in a positive fashion although we are going through a difficult period with the onslaught of surcharges that have been added to our costs by our suppliers, ostensibly to cover their higher cost for such items as energy and metallics. Much of what has driven these additional costs has been the strength of the metals market in China. The anticipation is that once that market becomes saturated, pricing will drop to more normal levels.

With the acquisition of Acier Leroux, we have strengthened an area of the Company that has hereto not provided satisfactory results, and our anticipation is that there will be a general improvement in our overall results based on the Acier Leroux acquisition.

We are seeing stronger results from our energy sector companies and we anticipate that the results for 2004 should finally reflect the high oil and gas prices we have seen in the past two years.

The import/export sector is an area of concern due to the continuing strength in China and the weakening of the U.S. dollar, which causes materials that have normally flowed to North America to be diverted to satisfy the market in China.

We are optimistic that 2004 will be an improvement upon 2003 and that the Company is well situated to remain one of the most stable and consistently profitable financial performers in the metals distribution industry.

Subsequent Events

Subsequent to year-end, the Company issued 5,750,000 common shares at an issue price of $9.00 per share for net proceeds of $49.2 million. In addition, the Company made an offer to purchase and a consent solicitation to its holders of the 10% Senior Notes due June 1, 2009 whereby in addition to a consent fee of US $20.00 per US $1,000 Note, the Company would repurchase the bonds for a price of US $1,052.50 per US $1,000 Note. The Company sold on a private placement basis US $175 million of Senior Notes and is using these proceeds to repurchase or redeem its US $115.6 million 10% Senior Notes, $30 million 8% Debentures and its $30 million Class II preferred shares. Deferred financing costs of $2.6 million will be charged to income as a result of this refinancing. In addition, the consent fee and redemption premium will result in a one-time charge estimated to be $10.5 million.